Charles Brown, CLiCS CEO



Charles has held CEO and senior management roles in 11 technology companies, six of which he founded. He has managed business strategy, sales and marketing, intellectual property development, corporate finance and banking relationships.

While serving as Liaison for the University of Southern California's Information Sciences Institute to the U.S. Air Force Strategic Air Command and Washington D.C., Charles helped develop and deploy the first Internet system for the Department of Defense. He has conceived and taken to market seven Internet centric businesses including the first computer-controlled hair color dispenser and mixable color line for professional salons (CLICS), an event focused financial services company (FTS), an e-commerce inventory and ordering system for independent nutraceutical retailers (2bNatural), an online event sponsorship purchasing service for national marketers (FMC), an Integrated Services Digital Network product line (Connective Strategies, Inc.) and the first commercial Virtual Private Network (VPN) system for financial institutions and Internet Service Providers (SafeNet, Inc). Prior to his entrepreneurial endeavors, Charles also helped develop the first commercial email service, MCI-Mail.

Charles has organized and managed U.S. and international direct and channel sales organizations, delivering average annual revenue growth exceeding 100% per year measured over his career. He has established relationships with Visa, Bank of America Merchant Services, First Data Corporation, UPS Capital Corp, Sun Microsystems, Cisco Systems, U.S. Robotics, Kanematsu, Mitsubishi, Verizon, Chevron Information Technology Company, GTE, MCI, the US Army, the U.S. Air Force and Arrow Electronics.

He merged Connective Strategies, Inc., which he founded, with Information Resource Engineering, Inc. to supply Internet VPN communications products under the entity name SafeNet, Inc. Charles served as its SVP of Sales and Business Development and grew revenue 318% in two years capturing 13 of the top 15 U.S. banks, the U.S. Treasury Department and the National Security Agency. Charles developed the Company's VPN product strategy which produced a ten-fold increase in the value of its NASDAQ listed stock. He initiated the relationship with Cisco Systems, which embedded SafeNet IP into its routers. SafeNet, Inc. was ultimately acquired by Vector Capital, a private equity firm, for $630 million.

Charles has consulted to IBM, AT&T Bell Laboratories and helped develop networking standards for the National Institute of Standards and Technology and the Institute of Electrical and Electronic Engineers. He served as the Local Area Network Course Director for American Management Association, Data-Tech Institute and DataPro for 10 years and chaired the Marketing ROI program for IRR's "The Conference on Marketing" for three years. He is an adviser for the Information Technology Innovation program at the University of Nebraska at Omaha College of Information Science and Technology and has guest lectured on computer networking and entrepreneurship at Creighton University, Seattle University, the University of Washington, San Diego State University and the University of California San Diego, Rady School of Business. Charles began his career with the U.S. Air Force where he maintained the Strategic Air Command Headquarters Command and Control computer systems and held a Top Secret-SIOP (Single Integrated Operational War Plan) security clearance.